Exhibit 99.12

CONSENT OF EXPERT

I, Marco Antonio Alfaro Sironvalle, of Metalica Consultores S.A., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral resource estimates for the C-1 Santa Luz project and mineral reserve and resource estimates for the Chapada property as at December 31, 2008, and the report entitled “Chapada Copper-Gold Project, Goiàs State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/Marco Antonio Alfaro Sironvalle
Name:	Marco Antonio Alfaro Sironvalle, MAusIMM

Date:  March 31, 2009